UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S PROFITS FOR THE SECOND QUARTER AND HALF-YEAR 2017 WERE $17.5 MILLION, OR $0.44 PER SHARE, AND $40.9 MILLION, OR $1.04 PER SHARE, RESPECTIVELY

PANAMA CITY, REPUBLIC OF PANAMA, July 21, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter (“2Q17”) and half-year (“1H17” or “6M17”) ended June 30, 2017.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M17	6M16	2Q17	1Q17	2Q16
Key Income Statement Highlights
Total income	$72.7	$81.4	$34.4	$38.3	$44.4
Expenses:
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts, and investment securities	$8.0	$13.3	$4.3	$3.7	$12.0
Operating expenses (1)	$23.8	$22.4	$12.6	$11.2	$10.1
Profit for the period	$40.9	$45.7	$17.5	$23.5	$22.3
Profitability Ratios
Earnings per Share (“EPS”) (2)	$1.04	$1.17	$0.44	$0.60	$0.57
Return on Average Equity (“ROAE”) (3)	8.1%	9.4%	6.9%	9.4%	9.1%
Return on Average Assets (“ROAA”)	1.23%	1.21%	1.08%	1.39%	1.20%
Net Interest Margin (“NIM”) (4)	1.91%	2.06%	1.80%	2.02%	2.06%
Net Interest Spread (“NIS”) (5)	1.58%	1.84%	1.44%	1.71%	1.83%
Efficiency Ratio (6)	33%	28%	37%	29%	23%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$5,840	$6,767	$5,840	$6,141	$6,767
Treasury Portfolio	$79	$180	$79	$91	$180
Total assets	$6,422	$7,634	$6,422	$7,067	$7,634
Total stockholders’ equity	$1,024	$992	$1,024	$1,019	$992
Market capitalization (7)	$1,078	$1,036	$1,078	$1,088	$1,036
Tier 1 Basel III Capital Ratio (8)	20.3%	15.6%	20.3%	19.0%	15.6%
Total assets / Total stockholders’ equity (times)	6.3	7.7	6.3	6.9	7.7
Liquid Assets / Total Assets (9)	12.0%	11.9%	12.0%	17.3%	11.9%
NPL to Loan Portfolio	1.12%	1.30%	1.12%	1.14%	1.30%
Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to Commercial Portfolio	2.06%	1.60%	2.06%	1.89%	1.60%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.9	1.3	1.9	1.8	1.3

2Q17 & 6M17 Highlights

Reported results:

•	Bladex’s Profits for the 2Q17 and 6M17 totaled $17.5 million (-25% QoQ, -22% YoY) and $40.9 million (-10% YoY), respectively, mainly on lower net interest income generated in 2Q17 (-15% QoQ, -23% YoY) totaling $63.8 million in 6M17 (-18% YoY) from decreased average loan portfolio balances, reflecting lower demand in several countries of the Region during the quarter, along with the Bank’s continued effort to reduce certain country, industry and client-specific exposures.

•	Fees and Other Income totaled $5.3 million in 2Q17 (+42% QoQ, flat YoY) and $9.0 million in first 6M17 (+11%), driven mostly by successful closings of two syndicated loan transactions during the 2Q17 and higher commissions YoY from letters of credit business activity.

Key performance metrics:

•	Year-to-date 2017 Annualized Return on Average Equity (“ROAE”) was 8.1% compared to 9.4% in 1H16, on lower profitability and stronger levels of capitalization. ROAE in 2Q17 was 6.9% vs. 9.4% in 1Q17 and 9.1% in 2Q16. Annualized Return on Average Assets (“ROAA”) was 1.23% in 1H17 (+2 bps YoY) and 1.08% in 2Q17 (-31 bps QoQ, -12 bps YoY).

•	2Q17 and 1H17 Net Interest Margin stood at 1.80% (-22 bps QoQ, -26 bps YoY), and 1.91% (-15 bps YoY), respectively, mainly from lower average lending portfolio balances and spreads, and the effects of an adjustment of the amortization of costs (forward points) associated with the hedging of foreign currency deposits.

•	Efficiency Ratio increased to 37% in 2Q17 (+7 pts QoQ, +14 pts YoY), and 33% in 6M17 (+5 pts YoY) on lower total income and higher, mostly non-recurring, severance expense.

•	The Tier 1 Basel III Capital Ratio strengthened to 20.3% at the end of 2Q17, compared to 19.0% a quarter ago, and 15.6% a year ago, reflecting higher capitalization on reduced levels of risk-weighted assets.

Commercial Portfolio & Quality:

•	As of June 30, 2017, end-of-period Commercial Portfolio balances stood at $5.8 billion (-5% QoQ, -14% YoY), with 2Q17 and 1H17 average balances of $5.7 billion (-7% QoQ, -15% YoY) and $5.9 billion (-13% YoY), respectively, reflecting lower credit demand on subdued economic momentum, combined with elevated market liquidity and the Bank’s continued focus on adjusting its portfolio concentration levels.

•	As of June 30, 2017, non-performing loans (“NPL”) recorded a net decrease of $2.8 million to $62.6 million, representing 1.12% of gross loan portfolio (“Loan Portfolio”) balances at the end of 2Q17, from NPL balances of $65.4 million, or 1.14% of the Loan Portfolio, last quarter, and $84.7 million, or 1.30% of the Loan Portfolio from last year. The coverage ratio of the total allowance for ECL to total Commercial Portfolio ending balances increased to 2.06% (+17 bps QoQ, +46 bps YoY) on lower Commercial Portfolio balances. Provisions for ECL increased $0.7 million QoQ, reflecting the positive effects of a completed restructuring process in Panama offset by the effects of protracted progress in other ongoing restructuring negotiations, and by the deterioration of one minor exposure in Brazil, which entered judicial restructuring proceedings.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 2Q17 results: “Market developments during the second quarter underscored generally challenging operating conditions in our markets. The positive growth momentum in Brazil seen earlier in the year experienced a significant setback in the wake of political developments in that country. There are faint signals of an economic recovery but they are probably not strong enough to help us overcome the economy’s significant challenges. This makes a scenario of emergence from the recession at a macro level this year, and a gradual strengthening of operating conditions at the business (micro) level somewhat more unlikely. This is impacting the progress of ongoing restructurings in our Brazil portfolio of non-performing loans, in stark contrast to the pace of restructuring proceedings in other countries, of which the positive resolution of our Panama NPL, is the latest example. Weak Brazil business dynamics are also having an impact on neighboring countries, where business activity remains subdued. Elsewhere in the Region, market dynamics are better supported by more moderate economic growth; however, the unusually high influx of USD liquidity into places like Argentina, Central America and the Caribbean by way of debt capital market issuances, repatriated funds and record levels of remittances, has affected local demand for US dollars, and increased the levels of prepayments of existing transactions.

Given all these challenges, our expectations for resuming asset growth in the second quarter were not met. We are expecting signs of seasonal strengthening in the second half of the year, as historical patterns would suggest that high levels of liquidity in the region from repatriated funds and remittances are unsustainable. In view of the first half of the year’s performance, we are revising our expectations for year-on-year portfolio growth, and now aim to reach at a minimum 2016 year-end portfolio levels.

This growth scenario will strengthen top line revenue in the second half of 2017. We also expect that margins will remain strong, underpinned by our lending and pricing discipline, and the steady rise in underlying market (base) rates, which tends to benefit the short-term nature of our portfolio. Our results have been impacted by this quarter´s adjustment relating to the time-based recognition (i.e. amortization) of forward points for the coverage of a small number of foreign currency deposits. These deposits represent funding at attractive costs and tenors for the Bank.

Our fee-based business showed good growth with two syndication transactions successfully completed this quarter, offsetting lower income in our Letters of Credit business on account of the weaker market dynamics. Our pipeline of upcoming syndicated transactions remains strong for the coming months and quarters.

The credit quality of our book of business remains very strong, as evidenced by a slight net decline in NPLs as mentioned above. We have worked diligently over the recent quarters and years to strengthen our credit underwriting process, and to further diversify our exposure profile. A negative impact on asset growth has been part of the cost to pay, but we have managed to pro-actively de-risk from what could have been other problem credits in our books. That said, we are above provision levels that we would consider “normal” for our business in a normalized economic credit cycle. Our allowances are slightly above 2% as relates to total outstanding Commercial Portfolio balances, and conservatively reflect the losses we expect to incur given the risks identified at this point in time.

2

The efficiency ratio has suffered this quarter due to non-recurring effects both on the total income side (adjusted amortization of forward points) and on the expense side (severance related payments), but should fundamentally remain well on track for improvement throughout the rest of the year.

With Tier 1 capitalization above 20%, high levels of liquidity, and a solid funding base, the Bank has a strong financial position to endure a prolonged down credit cycle in the Region while maintaining acceptable levels of profitability. We remain confident and committed to achieving our long term growth and profitability goals.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (recovery) from ECL on loans at amortized cost, loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting mainly of customers’ liabilities under acceptances.

As of June 30, 2017, the Commercial Portfolio stood at $5.8 billion, a 5% decrease compared to $6.1 billion a quarter ago, and a 14% decrease compared to $6.8 billion a year ago, mainly attributable to lower credit demand on subdued economic momentum, combined with elevated market liquidity in several countries of the Region, and the Bank’s continued focus on adjusting its portfolio concentration levels, while expanding its short-term trade finance book, with 80% of the Commercial Portfolio scheduled to mature within a year and 69% represented trade finance operations at the end of June 30, 2017, both up from 77% and 67%, respectively, a quarter ago and 74% and 59%, respectively, a year ago. Consequently, average quarterly and year-to-date Commercial Portfolio balances decreased 7% QoQ and 15% YoY to reach $5.7 billion in 2Q17, and down 13% YoY to reach $5.9 million in the first 6M17, respectively.

3

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	6M17	6M16	2Q17	1Q17	2Q16
Commercial Business Segment:
Net interest income	$63.3	$69.5	$30.0	$33.3	$34.3
Net other income (10)	8.7	7.8	5.2	3.5	5.0
Total income	72.0	77.3	35.2	36.8	39.3
Impairment loss from ECL on loans and loan commitments and financial guarantees contracts	(8.5)	(12.8)	(4.3)	(4.1)	(11.5)
Operating expenses	(18.5)	(16.9)	(9.8)	(8.7)	(7.3)
Profit for the period	$45.1	$47.6	$21.1	$24.0	$20.4

4

2017 Second Quarter and Year-to-Date results were mainly impacted by:

i.	Lower net interest income on decreased average loan portfolio balances reflecting lower demand in several countries of the Region during the quarter, along with the Bank’s continued effort to reduce certain country, industry and client-specific exposures, migrating the portfolio mix towards short-term transactions primarily focused on trade finance, partly offset by the rise in market rates supporting NIM resilience;
ii.	Increased fees and commissions led by the successful closing of two syndicated transactions during 2Q17, and from higher fees from the letters of credit business during the first half of 2017;
iii.	Higher allocated operating expenses on non-recurring severance expense in 2Q17. YoY variation also impacted by lower performance-based variable compensation accrual in 2Q16.
iv.	Provisions for ECL in the Commercial Portfolio reflecting the positive effects of a completed restructuring process in Panama offset by the effects of protracted progress in other ongoing restructuring negotiations, and by the deterioration of one minor exposure in Brazil, which entered judicial restructuring proceedings.

5

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, and the Bank’s interest rate, liquidity, price and currency positions. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and financial instruments related to the investment management activities, consisting of financial instruments at fair value through accumulated other comprehensive income (loss) account (“FVOCI”) and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses. Until the Bank´s exit from its participation in investment funds during the first-half of 2016, the Treasury Business Segment also incorporated the Bank’s non-core results from its participation, which were shown in the other income line item “gain (loss) per financial instruments at FVTPL”.

As of June 30, 2017, treasury business assets totaled $0.9 billion, down 34% from a quarter ago and 20% from a year ago, on lower cash and cash equivalent balances, totaling $0.8 billion at the end of 2Q17, compared to $1.3 billion a quarter ago and $0.9 billion a year ago, and lower Investment Securities Portfolio (at FVOCI and at amortized cost) which decreased to $79 million, from $91 million a quarter ago, representing 1% of total assets, as of June 30, 2017 and March 31, 2017, and from $180 million, or 2% of total assets a year ago, as the Bank continued to reduce its holdings to minimize market risk. The Investment Securities Portfolio consisted of readily-quoted Latin American securities, 94% of which represented sovereign or state owned risk (refer to Exhibit XI for a per-country risk distribution of the Investment Securities Portfolio).

The Bank follows the requirements for internal liquidity management limits and policies based on the Basel III Liquidity Coverage Ratio (“LCR”). Liquidity balances amounted to $0.8 billion as of June 30, 2017, compared to $1.2 billion as of March 31, 2017, and $0.9 billion as of June 30, 2016, of which $0.3 billion, or 44%, of the Bank’s liquid assets at the end of 2Q17 were held in deposits with the Federal Reserve Bank of New York, with the remainder held with other highly rated financial institutions. As of these quarter-end dates, the liquid assets to total assets ratio was 12.0%, 17.3%, and 11.9%, respectively, while the liquid assets to total deposits ratio was 23.0%, 38.3%, and 28.3%, respectively.

Deposit balances increased to $3.4 billion at the end of 2Q17, up 5% from the previous quarter and a year ago, representing 63% of total funding sources, compared to 54% and 49%, respectively. 71% of total deposits were placed by the central banks or designees (i.e.: Class A shareholders of the Bank) as of June 30, 2017. At that same date, short- and long-term borrowings and debt decreased 36% and 26% QoQ, and 60% and 27% YoY, respectively, to reach $0.5 billion of short-term borrowings and $1.5 billion of long-term borrowings and debt, at the end of the 2Q17, as the Bank relied more on deposits to cover its short-term funding needs as the lending book moved further towards shorter tenors. The quarterly weighted average funding cost in 2Q17 was 1.95%, compared to 1.72% in 1Q17, and 1.38% in 2Q17, up 23 bps from a quarter ago and 57 bps from a year ago, reflecting the increase in market rates, together with the effects of an adjustment of the amortization of costs associated with the hedging of foreign currency deposits (forward points), partly offset by decreased funding spreads. Similarly, year-to-date weighted average funding cost was 1.83% for the first 6M17, compared to 1.33% for the first 6M16, up 50 bps.

6

(US$ million)	6M17	6M16	2Q17	1Q17	2Q16
Treasury Business Segment:
Net interest income	$0.5	$8.2	$(0.7)	$1.1	$3.9
Net other income (loss) (10)	0.3	(4.1)	(0.1)	0.4	1.2
Total income	0.7	4.1	(0.8)	1.5	5.1
Recovery (Impairment) loss from ECL on investment securities	0.5	(0.5)	0.0	0.5	(0.5)
Operating expenses	(5.3)	(5.5)	(2.8)	(2.5)	(2.8)
(Loss) Profit for the period	$(4.1)	$(1.9)	$(3.6)	$(0.5)	$1.9

2017 Second Quarter and Year-to-Date results were mainly impacted by:

i.	Lower net interest income from the adjustment of amortization costs, and from loan portfolio mix-shift towards short-term exposures while funding mix maintained higher share of medium-term funding, together with the effects of the investment securities portfolio balances reduction to minimize market risk; and
ii.	Net other income positively impacted by the absence of non-core results that impacted 6M16 performance.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M17	6M16	2Q17	1Q17	2Q16
Net Interest Income (“NII”) by Business Segment
Commercial Business Segment	$63.3	$69.5	$30.0	$33.3	$34.3
Treasury Business Segment	0.5	8.2	(0.7)	1.1	3.9
Combined Business Segment NII	$63.8	$77.7	$29.3	$34.4	$38.2

Net Interest Margin	1.91%	2.06%	1.80%	2.02%	2.06%

2017 Second Quarter and Year-to-Date Net Interest Income and margins were mainly impacted by:

i.	Lower net interest income in the Commercial Business Segment mainly due to decreased average loan portfolio balances.
ii.	Lower net interest income in the Treasury Division related to the adjustment of amortization costs, from loan portfolio mix-shift towards short-term exposures while funding mix maintained higher share of medium-term funding, together with the income effects of the investment securities portfolio balances reduction to minimize market risk.

7

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

(US$ million)	6M17	6M16	2Q17	1Q17	2Q16
Fees and Commissions *	$8.3	$6.8	$5.0	$3.3	$4.4
Letters of credit and other contingent credits	5.7	3.7	2.6	3.1	1.8
Loan structuring and distribution fees	2.6	3.1	2.4	0.2	2.6
Gain on sale of loans at amortized cost	0.1	0.4	0.0	0.1	0.3
Other income, net	0.6	0.9	0.3	0.4	0.6
Fees and Other Income	$9.0	$8.1	$5.3	$3.7	$5.3
* Net of commission expenses

2017 Second Quarter and Year-to-Date Fees and Other Income were mainly impacted by:

i.	The successful closing of two syndicated transactions during 2Q17, and
ii.	Higher fees from the letters of credit business during the first half of 2017.

8

PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(In US$ million)	30-Jun-17	31-Mar-17	31-Dec-16	30-Sep-16	30-Jun-16
Allowance for ECL on loans at amortized cost:
Balance at beginning of the period	$109.9	$106.0	$106.3	$102.1	$92.1
Provisions	5.7	4.0	17.6	5.0	10.0
Write-offs, net of recoveries	0.0	0.0	(17.9)	(0.8)	0.0
End of period balance	$115.6	$109.9	$106.0	$106.3	$102.1

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$5.9	$5.8	$5.4	$6.1	$4.5
(Reversals) Provisions	(1.3)	0.2	0.4	(0.7)	1.6
End of period balance	$4.6	$5.9	$5.8	$5.4	$6.1

Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts	$120.2	$115.9	$111.8	$111.7	$108.2

Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to Commercial Portfolio	2.06%	1.89%	1.73%	1.67%	1.60%
NPL to gross loan portfolio	1.12%	1.14%	1.09%	1.31%	1.30%
Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to NPL (times)	1.9	1.8	1.7	1.3	1.3

The total allowance for ECL amounted to $120.2 million at June 30, 2017, representing 2.06% of the total Commercial Portfolio, compared to $115.9 million and 1.89%, respectively, as of March 31, 2017, and compared to $108.2 million and 1.60%, respectively, as of June 30, 2016. The QoQ and YoY increases of $4.3 million and $12.0 million in credit allowances, respectively, were primarily associated with higher allowances assigned to performing exposures based on lifetime ECL (IFRS Rule 9 Stage 2), and NPL (IFRS Rule 9 Stage 3), partly offset by lower impairment from ECL on performing exposures assessed based on 12-month ECL (IFRS Rule 9 Stage 1), which resulted from both lower end-of-period portfolio balances, and from the overall portfolio mix shift towards shorter term trade exposures.

The total reserve coverage increases of 17 basis points QoQ and 46 basis points YoY resulted from lower Commercial Portfolio balances while aforementioned provisions for ECL increased as the net effect of a completed restructuring process in Panama was offset by the effects of protracted progress in other ongoing restructuring negotiations, and by the deterioration of one minor exposure in Brazil, which entered judicial restructuring proceedings. As a result, NPL balances decreased to $62.6 million, representing 1.12% of lower Loan Portfolio balances at the end of 2Q17, compared to NPL balance of $65.4 million, or 1.14% of the Loan Portfolio a quarter ago, and $84.7 million, or 1.30% of the Loan Portfolio, a year ago. The ratio of the total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPLs was 1.9 times as of the end of June 30, 2017, compared to 1.8 times from a quarter ago, and 1.3 times a year ago.

9

OPERATING EXPENSES

Operating expenses reflect the following line items of the consolidated statements of profit or loss:

(US$ million)	6M17	6M16	2Q17	1Q17	2Q16
Salaries and other employee expenses	$14.5	$12.8	$7.8	$6.7	$4.9
Depreciation of equipment and leasehold improvements	0.8	0.7	0.4	0.4	0.3
Amortization of intangible assets	0.4	0.2	0.2	0.2	0.1
Other expenses	8.2	8.8	4.3	3.9	4.7
Total Operating Expenses	$23.8	$22.4	$12.6	$11.2	$10.1

2017 Second Quarter and Year-to-Date Operating Expenses were mainly impacted by:

i.	Non-recurring severance expense during 2Q17; and
ii.	Lower performance-based variable compensation accrual in 2Q16.

The Bank’s Efficiency Ratio increased to 37% in 2Q17, compared to 29% in 1Q17, and compared to 23% in 2Q16, as operating expenses increased 12% QoQ and 25% YoY, while total income decreased 10% QoQ and 22% YoY. The Bank’s year-to-date Efficiency Ratio increased to 33% in the first 6M17, compared to 28% a year ago, as operating expenses increased 6% YoY while total income decreased 11% YoY.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	30-Jun-17	31-Mar-17	30-Jun-16
Tier 1 Capital (8)	$1,025	$1,019	$994
Risk-Weighted Assets Basel III (8)	$5,048	$5,367	$6,363
Tier 1 Basel III Capital Ratio (8)	20.3%	19.0%	15.6%
Total stockholders’ equity	$1,024	$1,019	$992
Total stockholders’ equity to total assets	15.9%	14.4%	13.0%
Accumulated other comprehensive income (loss) (“OCI”)	$(3)	$(4)	$(8)
Total assets / Total stockholders’ equity (times)	6.3	6.9	7.7
Shares outstanding	39.362	39.227	39.096

10

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.4 million common shares outstanding as of June 30, 2017. At the same date, the Bank’s ratio of total assets to stockholders’ equity was 6.3x and its Tier 1 Basel III Capital Ratio reached 20.3%, reflecting strong levels of capitalization and reduced risk-weighted assets mainly on lower portfolio balances.

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held July 18, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2017. The dividend will be paid on August 17, 2017, to stockholders registered as of August 2, 2017.

▪	Ratings updates: On July 19, 2017, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at ‘BBB+/F2’ respectively; with a “Stable” Outlook. On June 28, 2017, S&P Global Ratings affirmed the Bank’s global and national scale issuer credit ratings at ‘BBB/A-2’ and ‘mxAAA/mxA-1+’, respectively, with a “Stable” Outlook. Prior to that, on June 22, 2017, S&P Global Ratings had revised Panama’s Banking Industry Risk Assessment (“BICRA”) outlook to stable from negative, citing sooner-than-expected improvements in the country’s regulatory framework through the introduction and adoption of Basel III capital and liquidity rules, in addition to the enhancements in norms aimed at preventing money laundering, therefore, prompted the Bank´s outlook revised to stable from negative.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

11

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Net other income (loss) by Business Segment consists of the following items:

-	Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.

-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2017, Bladex had disbursed accumulated credits of approximately $250 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

12

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 21, 2017 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 35946478.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

13

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2017	March 31, 2017	June 30, 2016	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$819,390	$1,273,657	$944,621	$(454,267)	(36)%	$(125,231)	(13)%
Financial Instruments:
At fair value through profit or loss	13	0	244	13	n.m. (*)	(231)	(95)
At fair value through OCI	16,435	24,287	74,732	(7,852)	(32)	(58,297)	(78)
Securities at amortized cost, net	62,791	66,130	104,246	(3,339)	(5)	(41,455)	(40)
Loans at amortized cost	5,570,315	5,739,314	6,520,325	(168,999)	(3)	(950,010)	(15)
Less:
Allowance for expected credit losses	115,607	109,941	102,083	5,666	5	13,524	13
Unearned interest and deferred fees	6,723	6,955	8,546	(232)	(3)	(1,823)	(21)
Loans at amortized cost, net	5,447,985	5,622,418	6,409,696	(174,433)	(3)	(961,711)	(15)

At fair value – Derivative financial instruments used for hedging – receivable	6,497	3,802	22,089	2,695	71	(15,592)	(71)

Property and equipment, net	8,044	8,311	5,415	(267)	(3)	2,629	49
Intangibles, net	2,534	2,708	415	(174)	(6)	2,119	511

Other assets:
Customers’ liabilities under acceptances	5,194	288	1,312	4,906	1,703	3,882	296
Accrued interest receivable	33,466	44,448	46,310	(10,982)	(25)	(12,844)	(28)
Other assets	19,813	20,791	24,569	(978)	(5)	(4,756)	(19)
Total of other assets	58,473	65,527	72,191	(7,054)	(11)	(13,718)	(19)

TOTAL ASSETS	$6,422,162	$7,066,840	$7,633,649	$(644,678)	(9)%	$(1,211,487)	(16)%

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits:
Demand	$126,977	$245,375	$162,246	$(118,398)	(48)%	$(35,269)	(22)%
Time	3,226,578	2,935,881	3,044,054	290,697	10	182,524	6
Total deposits	3,353,555	3,181,256	3,206,300	172,299	5	147,255	5

At fair value – Derivative financial instruments used for hedging – payable	33,946	54,487	35,887	(20,541)	(38)	(1,941)	(5)

Financial liabilities at fair value through profit or loss	27	0	0	27	n.m. (*)	27	n.m. (*)
Securities sold under repurchase agreement	0	0	93,297	0	n.m. (*)	(93,297)	(100)
Short-term borrowings and debt	487,056	761,563	1,216,617	(274,507)	(36)	(729,561)	(60)
Long-term borrowings and debt, net	1,485,707	2,003,234	2,047,175	(517,527)	(26)	(561,468)	(27)

Other liabilities:
Acceptances outstanding	5,194	288	1,312	4,906	1,703	3,882	296
Accrued interest payable	12,953	20,810	15,426	(7,857)	(38)	(2,473)	(16)
Allowance for expected credit losses on loan commitments and financial guarantee contracts	4,615	5,939	6,091	(1,324)	(22)	(1,476)	(24)
Other liabilities	14,969	20,354	19,276	(5,385)	(26)	(4,307)	(22)
Total other liabilities	37,731	47,391	42,105	(9,660)	(20)	(4,374)	(10)

TOTAL LIABILITIES	$5,398,022	$6,047,931	$6,641,381	$(649,909)	(11)%	$(1,243,359)	(19)%

STOCKHOLDERS’ EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(64,733)	(67,700)	(70,600)	2,967	(4)	5,867	(8)
Additional paid-in capital in excess of assigned value of common stock	118,899	119,881	119,158	(982)	(1)	(259)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	598,217	595,887	576,299	2,330	0	21,918	4
Accumulated other comprehensive loss	(3,433)	(4,349)	(7,779)	916	(21)	4,346	(56)

TOTAL STOCKHOLDERS’ EQUITY	$1,024,140	$1,018,909	$992,268	$5,231	1%	$31,872	3%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,422,162	$7,066,840	$7,633,649	$(644,678)	(9)%	$(1,211,487)	(16)%

(*)	“n.m.” means not meaningful.

14

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2017	March 31, 2017	June 30, 2016	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$56,099	$59,131	$60,473	$(3,032)	(5)%	$(4,374)	(7)%
Interest expense	(26,754)	(24,699)	(22,287)	(2,055)	8	(4,467)	20

NET INTEREST INCOME	29,345	34,432	38,186	(5,087)	(15)	(8,841)	(23)

OTHER INCOME:
Fees and commissions, net	5,013	3,269	4,434	1,744	53	579	13
Derivative financial instruments and foreign currency exchange	473	131	500	342	261	(27)	(5)
Gain per financial instrument at fair value through profit or loss - investment funds	0	0	230	0	n.m. (*)	(230)	(100)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(649)	(60)	186	(589)	982	(835)	(449)
(Loss) Gain per financial instrument at fair value through OCI	(35)	114	(30)	(149)	(131)	(5)	17
Gain on sale of loans at amortized cost	12	86	303	(74)	(86)	(291)	(96)
Other income	255	354	556	(99)	(28)	(301)	(54)
NET OTHER INCOME	5,069	3,894	6,179	1,175	30	(1,110)	(18)

TOTAL INCOME	34,414	38,326	44,365	(3,912)	(10)	(9,951)	(22)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	5,666	3,953	9,966	1,713	43	(4,300)	(43)
(Recovery) Impairment loss from expected credit losses on investment securities	(11)	(454)	479	443	(98)	(490)	(102)
(Recovery) Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(1,324)	163	1,579	(1,487)	(912)	(2,903)	(184)
OPERATING EXPENSES:
Salaries and other employee expenses	7,768	6,696	4,898	1,072	16	2,870	59
Depreciation of equipment and leasehold improvements	356	431	334	(75)	(17)	22	7
Amortization of intangible assets	178	201	91	(23)	(11)	87	96
Other expenses	4,300	3,878	4,746	422	11	(446)	(9)
TOTAL OPERATING EXPENSES	12,602	11,206	10,069	1,396	12	2,533	25
TOTAL EXPENSES	16,933	14,868	22,093	2,065	14	(5,160)	(23)

PROFIT FOR THE PERIOD	$17,481	$23,458	$22,272	$(5,977)	(25)%	$(4,791)	(22)%

PER COMMON SHARE DATA:
Basic earnings per share	0.44	0.60	0.57
Diluted earnings per share	0.44	0.60	0.57

Weighted average basic shares	39,317	39,188	39,078
Weighted average diluted shares	39,347	39,296	39,198

PERFORMANCE RATIOS:
Return on average assets	1.08%	1.39%	1.20%
Return on average stockholders’ equity	6.9%	9.4%	9.1%
Net interest margin	1.80%	2.02%	2.06%
Net interest spread	1.44%	1.71%	1.83%
Efficiency Ratio	36.6%	29.2%	22.7%
Operating expenses to total average assets	0.78%	0.66%	0.54%

(*)	“n.m.” means not meaningful.

15

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Profit or Loss, Financial Position, and Selected Financial Ratios)

	FOR THE SIX MONTHS ENDED
	June 30, 2017	June 30, 2016
	(In US$ thousand, except per share amounts & ratios)

PROFIT OR LOSS DATA:
Net interest income	$63,777	$77,704
Fees and commissions, net	8,282	6,807
Derivative financial instruments and foreign currency exchange	604	(339)
Loss per financial instrument at fair value through profit or loss - investment funds	0	(4,365)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(709)	598
Gain (Loss) per financial instrument at fair value through OCI	79	(315)
Gain on sale of loans at amortized cost	98	403
Other income	609	907
Impairment loss from expected credit losses on loans and loan commitments and financial guarantee contracts	(8,458)	(12,775)
Recovery (Impairment) loss from expected credit losses on investment securities	465	(486)
Operating expenses	(23,808)	(22,429)
PROFIT FOR THE PERIOD	$40,939	$45,710

FINANCIAL POSITION DATA:
Financial instruments at fair value through profit or loss	13	244
Financial instruments at fair value through OCI	16,435	74,732
Securities at amortized cost, net	62,791	104,246
Loans at amortized cost	5,570,315	6,520,325
Total assets	6,422,162	7,633,649
Deposits	3,353,555	3,206,300
Securities sold under repurchase agreements	0	93,297
Short-term borrowings and debt	487,056	1,216,617
Long-term borrowings and debt, net	1,485,707	2,047,175
Total liabilities	5,398,022	6,641,381
Stockholders’ equity	1,024,140	992,268

PER COMMON SHARE DATA:
Basic earnings per share	1.04	1.17
Diluted earnings per share	1.04	1.17
Book value (period average)	25.89	25.18
Book value (period end)	26.02	25.38

(In thousand):
Weighted average basic shares	39,252	39,037
Weighted average diluted shares	39,280	39,120
Basic shares period end	39,362	39,096

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.23%	1.21%
Return on average stockholders’ equity	8.1%	9.4%
Net interest margin	1.91%	2.06%
Net interest spread	1.58%	1.84%
Efficiency Ratio	32.7%	27.6%
Operating expenses to total average assets	0.72%	0.59%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	1.12%	1.30%
Write-offs to gross loan portfolio	0.00%	0.00%
Allowance for expected credit losses on loans at amortized cost to gross loan portfolio	2.08%	1.57%
Allowance for expected credit losses on loan commitments and financial guarantee contracts to total loan commitments, financial guarantee contracts and other assets portfolio	1.71%	2.47%
Total allowance for expected credit losses on loan at amortized cost, loan commitments and financial guarantee contracts to non-performing loans	192%	128%

CAPITAL RATIOS:
Stockholders’ equity to total assets	15.9%	13.0%
Tier 1 Basel III Capital Ratio	20.3%	15.6%

16

EXHIBIT IV

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2017	June 30, 2016	CHANGE	%
	(In US$ thousand)
NET INTEREST INCOME:
Interest income	$115,230	$121,631	$(6,401)	(5)%
Interest expense	(51,453)	(43,927)	(7,526)	17

NET INTEREST INCOME	63,777	77,704	(13,927)	(18)

OTHER INCOME:
Fees and commissions, net	8,282	6,807	1,475	22
Derivative financial instruments and foreign currency exchange	604	(339)	943	(278)
Loss per financial instrument at fair value through profit or loss - investment funds	0	(4,365)	4,365	(100)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(709)	598	(1,307)	(219)
Gain (Loss) per financial instrument at fair value through OCI	79	(315)	394	(125)
Gain on sale of loans at amortized cost	98	403	(305)	(76)
Other income	609	907	(298)	(33)
NET OTHER INCOME	8,963	3,696	5,267	143

TOTAL INCOME	72,740	81,400	(8,660)	(11)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	9,619	12,109	(2,490)	(21)
(Recovery) Impairment loss from expected credit losses on investment securities	(465)	486	(951)	(196)
(Recovery) Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(1,161)	666	(1,827)	(274)
OPERATING EXPENSES:
Salaries and other employee expenses	14,464	12,778	1,686	13
Depreciation of equipment and leasehold improvements	787	663	124	19
Amortization of intangible assets	379	203	176	87
Other expenses	8,178	8,785	(607)	(7)
TOTAL OPERATING EXPENSES	23,808	22,429	1,379	6
TOTAL EXPENSES	31,801	35,690	(3,889)	(11)

PROFIT FOR THE YEAR	$40,939	$45,710	$(4,771)	(10)%

17

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2017			March 31, 2017			June 30, 2016
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$1,077,011	$2,822	1.04%	$1,032,728	$2,001	0.78%	$822,618	$894	0.43%
Financial Instruments at fair value through profit or loss	0	0	0.00	0	0	n.m. (*)	11,288	0	0.00
Financial Instruments at fair value through OCI	17,776	126	2.79	25,450	170	2.68	116,164	548	1.87
Securities at amortized cost (1)	64,000	441	2.73	70,667	533	3.02	112,102	789	2.78
Loans at amortized cost, net of unearned interest	5,385,901	52,710	3.87	5,767,755	56,427	3.91	6,398,996	58,242	3.60

TOTAL INTEREST EARNING ASSETS	$6,544,688	$56,099	3.39%	$6,896,600	$59,131	3.43%	$7,461,167	$60,473	3.21%

Allowance for expected credit losses on loans at amortized cost	(110,357)			(106,186)			(92,214)
Non interest earning assets	83,297			73,967			86,892

TOTAL ASSETS	$6,517,628			$6,864,381			$7,455,845

INTEREST BEARING LIABILITIES
Deposits	$3,253,009	$11,593	1.41%	$2,935,781	$6,207	0.85%	$3,076,904	$5,089	0.65%
Trading liabilities	51	0	0.00	29	0	0.00	(4)	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	647,524	2,487	1.52	1,034,324	3,568	1.38	1,391,982	3,735	1.06
Long-term borrowings and debt, net (2)	1,517,279	12,674	3.30	1,788,636	14,924	3.34	1,940,221	13,463	2.74

TOTAL INTEREST BEARING LIABILITIES	$5,417,863	$26,754	1.95%	$5,758,770	$24,699	1.72%	$6,409,103	$22,287	1.38%

Non interest bearing liabilities and other liabilities	$79,595			$93,516			$57,970

TOTAL LIABILITIES	5,497,457			5,852,286			6,467,073

STOCKHOLDERS’ EQUITY	1,020,170			1,012,095			988,772

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,517,628			$6,864,381			$7,455,845

NET INTEREST SPREAD			1.44%			1.71%			1.83%

NET INTEREST INCOME AND NET INTEREST MARGIN		$29,345	1.80%		$34,432	2.02%		$38,186	2.06%

(*)	“n.m.” means not meaningful.
(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

18

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2017			June 30, 2016
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	1,054,992	$4,823	0.91%	$849,471	$2,064	0.48%
Financial Instruments at fair value through profit or loss	0	0	0.00	32,337	0	0.00
Financial Instruments at fair value through OCI	21,592	296	2.72	140,641	1,499	2.11
Securities at amortized cost (1)	67,315	974	2.88	110,306	1,572	2.82
Loans at amortized cost, net of unearned interest	5,575,774	109,137	3.89	6,454,854	116,496	3.57

TOTAL INTEREST EARNING ASSETS	$6,719,673	$115,230	3.41%	$7,587,609	$121,631	3.17%

Allowance for expected credit losses on loans at amortized cost	(108,282)			(91,106)
Non interest earning assets	78,658			98,112

TOTAL ASSETS	$6,690,048			$7,594,615

INTEREST BEARING LIABILITIES
Deposits	$3,095,271	$17,800	1.14%	$2,992,054	$9,641	0.64%
Trading liabilities	40	0	0.00	(3)	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	839,856	6,055	1.43	1,639,214	8,590	1.04
Long-term borrowings and debt, net (2)	1,652,208	27,598	3.32	1,900,636	25,696	2.67

TOTAL INTEREST BEARING LIABILITIES	$5,587,375	$51,453	1.83%	$6,531,901	$43,927	1.33%

Non interest bearing liabilities and other liabilities	$86,517			$79,696

TOTAL LIABILITIES	5,673,892			6,611,597

STOCKHOLDERS’ EQUITY	1,016,156			983,018

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,690,048			$7,594,615

NET INTEREST SPREAD			1.58%			1.84%

NET INTEREST INCOME AND NET INTEREST MARGIN		$63,777	1.91%		$77,704	2.06%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

19

EXHIBIT VII

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/17	JUN 30/17	MAR 31/17	DEC 31/16	SEP 30/16	JUN 30/16	JUN 30/16

NET INTEREST INCOME:
Interest income	$115,230	$56,099	$59,131	$61,450	$62,817	$60,473	$121,631
Interest expense	(51,453)	(26,754)	(24,699)	(23,765)	(22,997)	(22,287)	(43,927)

NET INTEREST INCOME	63,777	29,345	34,432	37,685	39,820	38,186	77,704

OTHER INCOME:
Fees and commissions, net	8,282	5,013	3,269	4,128	3,371	4,434	6,807
Derivative financial instruments and foreign currency exchange	604	473	131	(351)	204	500	(339)
Gain (Loss) per financial instrument at fair value through profit or loss - investment funds	0	0	0	0	0	230	(4,365)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(709)	(649)	(60)	1,208	(324)	186	598
Gain (Loss) per financial instrument at fair value through OCI	79	(35)	114	(110)	69	(30)	(315)
Gain on sale of loans at amortized cost	98	12	86	316	87	303	403
Other income	609	255	354	321	150	556	907

NET OTHER INCOME	8,963	5,069	3,894	5,512	3,557	6,179	3,696

TOTAL INCOME	72,740	34,414	38,326	43,197	43,377	44,365	81,400

Impairment loss from expected credit losses on loans at amortized cost	9,619	5,666	3,953	17,574	5,077	9,966	12,109
(Recovery) Impairment loss from expected credit losses on investment securities	(465)	(11)	(454)	(273)	(210)	479	486
(Recovery) Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(1,161)	(1,324)	163	410	(725)	1,579	666
Operating expenses	23,808	12,602	11,206	12,142	11,244	10,069	22,429
PROFIT FOR THE PERIOD	$40,939	$17,481	$23,458	$13,344	$27,991	$22,272	$45,710

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.04	$0.44	$0.60	$0.34	$0.72	$0.57	$1.17

PERFORMANCE RATIOS
Return on average assets	1.23%	1.08%	1.39%	0.73%	1.50%	1.20%	1.21%
Return on average stockholders’ equity	8.1%	6.9%	9.4%	5.3%	11.2%	9.1%	9.4%
Net interest margin	1.91%	1.80%	2.02%	2.05%	2.13%	2.06%	2.06%
Net interest spread	1.58%	1.44%	1.71%	1.79%	1.89%	1.83%	1.84%
Efficiency Ratio	32.7%	36.6%	29.2%	28.1%	25.9%	22.7%	27.6%
Operating expenses to total average assets	0.72%	0.78%	0.66%	0.66%	0.60%	0.54%	0.59%

20

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/17	JUN 30/16	JUN 30/17	MAR 31/17	JUN 30/16

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$63,315	$69,512	$30,024	$33,291	$34,296
Net other income (2)	8,687	7,780	5,208	3,479	4,961
Total income	72,002	77,292	35,232	36,770	39,257
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(8,458)	(12,775)	(4,342)	(4,116)	(11,545)
Operating expenses (3)	(18,494)	(16,880)	(9,794)	(8,700)	(7,302)
PROFIT FOR THE PERIOD	$45,050	$47,637	$21,096	$23,954	$20,410

Average interest-earning assets (4)	5,575,774	6,454,854	5,385,901	5,767,755	6,398,996
End-of-period interest-earning assets (4)	5,563,592	6,511,779	5,563,592	5,732,359	6,511,779

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$462	$8,192	$(679)	$1,141	$3,890
Net other income (loss) (2)	276	(4,084)	(139)	415	1,218
Total income	738	4,108	(818)	1,556	5,108
Recovery (Impairment) loss from expected credit losses on investment securities	465	(486)	11	454	(479)
Operating expenses (3)	(5,314)	(5,549)	(2,808)	(2,506)	(2,767)

(LOSS) PROFIT FOR THE PERIOD	$(4,111)	$(1,927)	$(3,615)	$(496)	$1,862

Average interest-earning assets (5)	1,143,899	1,132,755	1,158,787	1,128,845	1,062,172
End-of-period interest-earning assets (5)	898,777	1,124,621	898,777	1,364,229	1,124,621

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$63,777	$77,704	$29,345	$34,432	$38,186
Net other income (2)	8,963	3,696	5,069	3,894	6,179
Total income	72,740	81,400	34,414	38,326	44,365
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(8,458)	(12,775)	(4,342)	(4,116)	(11,545)
Recovery (Impairment) loss from expected credit losses on investment securities	465	(486)	11	454	(479)
Operating expenses (3)	(23,808)	(22,429)	(12,602)	(11,206)	(10,069)
PROFIT FOR THE PERIOD	$40,939	$45,710	$17,481	$23,458	$22,272

Average interest-earning assets	6,719,673	7,587,609	6,544,688	6,896,600	7,461,168
End-of-period interest-earning assets	6,462,369	7,636,400	6,462,369	7,096,588	7,636,400

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items:

- Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.

- Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans at amortized cost, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

21

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2017		March 31, 2017		June 30, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$196	3	$253	4	$264	4	$(57)	$(68)
BELGIUM	13	0	9	0	0	0	4	13
BERMUDA	0	0	0	0	19	0	0	(19)
BOLIVIA	0	0	5	0	20	0	(5)	(20)
BRAZIL	1,046	18	1,096	18	1,280	18	(50)	(234)
CHILE	226	4	168	3	194	3	58	32
COLOMBIA	695	12	749	12	785	11	(54)	(90)
COSTA RICA	360	6	362	6	412	6	(2)	(52)
DOMINICAN REPUBLIC	79	1	235	4	225	3	(156)	(146)
ECUADOR	267	5	297	5	152	2	(30)	115
EL SALVADOR	88	1	86	1	119	2	2	(31)
FRANCE	0	0	0	0	3	0	0	(3)
GERMANY	45	1	48	1	97	1	(3)	(52)
GUATEMALA	275	5	282	5	383	6	(7)	(108)
HONDURAS	52	1	80	1	116	2	(28)	(64)
JAMAICA	60	1	49	1	57	1	11	3
JAPAN	0	0	0	0	18	0	0	(18)
MEXICO	1,069	18	1,018	16	932	13	51	137
NETHERLANDS	0	0	16	0	0	0	(16)	0
NICARAGUA	42	1	34	1	22	0	8	20
PANAMA	479	8	492	8	522	8	(13)	(43)
PARAGUAY	57	1	76	1	96	1	(19)	(39)
PERU	510	9	448	7	638	9	62	(128)
SINGAPORE	33	1	56	1	68	1	(23)	(35)
SWITZERLAND	0	0	5	0	29	0	(5)	(29)
TRINIDAD & TOBAGO	199	3	204	3	186	3	(5)	13
UNITED STATES	73	1	76	1	76	1	(3)	(3)
URUGUAY	37	1	64	1	214	3	(27)	(177)
MULTILATERAL ORGANIZATIONS	0	0	8	0	19	0	(8)	(19)
OTHER	18	0	16	0	1	0	2	17

TOTAL CREDIT PORTFOLIO (1)	$5,919	100%	$6,232	100%	$6,947	100%	$(313)	$(1,028)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(7)		(9)		0	2

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,912		$6,225		$6,938		$(313)	$(1,026)

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

22

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2017		March 31, 2017		June 30, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$196	3	$253	4	$264	4	$(57)	$(68)
BELGIUM	13	0	9	0	0	0	4	13
BERMUDA	0	0	0	0	19	0	0	(19)
BOLIVIA	0	0	5	0	20	0	(5)	(20)
BRAZIL	1,039	18	1,089	18	1,244	18	(50)	(205)
CHILE	221	4	163	3	187	3	58	34
COLOMBIA	666	11	719	12	740	11	(53)	(74)
COSTA RICA	360	6	362	6	412	6	(2)	(52)
DOMINICAN REPUBLIC	79	1	235	4	225	3	(156)	(146)
ECUADOR	267	5	297	5	152	2	(30)	115
EL SALVADOR	88	2	86	1	119	2	2	(31)
FRANCE	0	0	0	0	3	0	0	(3)
GERMANY	45	1	48	1	97	1	(3)	(52)
GUATEMALA	275	5	282	5	383	6	(7)	(108)
HONDURAS	52	1	80	1	116	2	(28)	(64)
JAMAICA	60	1	49	1	57	1	11	3
JAPAN	0	0	0	0	18	0	0	(18)
MEXICO	1,049	18	998	16	900	13	51	149
NETHERLANDS	0	0	16	0	0	0	(16)	0
NICARAGUA	42	1	34	1	22	0	8	20
PANAMA	470	8	480	8	495	7	(10)	(25)
PARAGUAY	57	1	76	1	96	1	(19)	(39)
PERU	510	9	448	7	633	9	62	(123)
SINGAPORE	33	1	56	1	68	1	(23)	(35)
SWITZERLAND	0	0	5	0	29	0	(5)	(29)
TRINIDAD & TOBAGO	190	3	195	3	177	3	(5)	13
UNITED STATES	73	1	76	1	76	1	(3)	(3)
URUGUAY	37	1	64	1	214	3	(27)	(177)
OTHER	18	0	16	0	1	0	2	17

TOTAL COMMERCIAL PORTFOLIO (1)	$5,840	100%	$6,141	100%	$6,767	100%	$(301)	$(927)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(7)		(9)		0	2

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,833		$6,134		$6,758		$(301)	$(925)

(1)	Includes gross loan portfolio, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

23

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2017		March 31, 2017		June 30, 2016		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$7	9	$7	8	$36	20	$0	$(29)
CHILE	5	7	5	6	7	4	0	(2)
COLOMBIA	29	37	30	33	45	25	(1)	(16)
COSTA RICA	0	0	0	0	0	0	0	0
MEXICO	20	26	20	23	32	18	0	(12)
PANAMA	9	11	12	13	27	15	(3)	(18)
PERU	0	0	0	0	5	2	0	(5)
TRINIDAD & TOBAGO	9	11	9	9	9	5	0	0
MULTILATERAL ORGANIZATIONS	0	0	8	8	19	11	(8)	(19)

TOTAL TREASURY PORTOFOLIO (1)	$79	100%	$91	100%	$180	100%	$(12)	$(101)

(1)	Includes financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

24

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	HALF-YEAR		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	6M17	6M16	2Q17	1Q17	2Q16	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$139	$175	$94	$45	$113	$(36)	$49	$(19)
BELGIUM	9	16	4	5	16	(7)	(1)	(12)
BOLIVIA	1	17	0	1	5	(16)	(1)	(5)
BRAZIL	368	145	188	180	51	223	8	137
CHILE	303	174	127	176	154	129	(49)	(27)
COLOMBIA	614	466	307	307	284	148	0	23
COSTA RICA	321	294	157	164	201	27	(7)	(44)
DOMINICAN REPUBLIC	360	395	106	254	214	(35)	(148)	(108)
ECUADOR	661	350	327	334	176	311	(7)	151
EL SALVADOR	81	80	37	44	14	1	(7)	23
FRANCE	0	5	0	0	0	(5)	0	0
GUATEMALA	284	403	105	179	153	(119)	(74)	(48)
HONDURAS	62	96	11	51	57	(34)	(40)	(46)
JAMAICA	125	89	60	65	69	36	(5)	(9)
JAPAN	0	18	0	0	18	(18)	0	(18)
MEXICO	2,133	1,187	1,058	1,075	576	946	(17)	482
NETHERLANDS	16	13	0	16	0	3	(16)	0
NICARAGUA	42	23	27	15	15	19	12	12
PANAMA	439	346	276	163	166	93	113	110
PARAGUAY	13	40	9	4	18	(27)	5	(9)
PERU	620	538	411	209	275	82	202	136
SINGAPORE	115	78	93	22	65	37	71	28
SWITZERLAND	0	84	0	0	38	(84)	0	(38)
TRINIDAD & TOBAGO	179	195	120	59	126	(16)	61	(6)
UNITED STATES	77	48	31	46	48	29	(15)	(17)
URUGUAY	77	0	29	48	0	77	(19)	29
OTHER	18	1	8	10	1	17	(2)	7

TOTAL CREDIT DISBURSED (1)	$7,057	$5,276	$3,585	$3,472	$2,853	$1,781	$113	$732

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

25